January 10, 2007
VIA EDGAR AND COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Russell Mancuso, Branch Chief

Re:	Opnext, Inc.
Registration Statement on Form S-1 (Registration No. 333-138262)
Ladies and Gentlemen:
          On behalf of Opnext, Inc. (“Opnext” or the “Company”), we confirm receipt of the letter dated December 22, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding on behalf of the Company to the Staff’s comments as set forth below. The Staff’s comments are set forth below in italics, followed by the Company’s response. Opnext is filing pre-effective Amendment No. 2 (the “Amendment”) to the above referenced registration statement with this response letter. All page numbers in the responses below refer to Amendment No. 2. Defined terms used herein and not defined herein have the meanings set forth in Amendment No. 2.
Summary, page 1
1.	Please tell us whether Ovum-RHK and LightCounting, Inc.:
•	Make their reports publicly available,

•	Received compensation from you for preparation of the statistics,

•	Prepared the statistics for use in the registration statement, or

•	Have consented to your use of their statistics in your document.
          The Company supplementally advises the Staff that Ovum-RHK and LightCounting, Inc. make their reports publicly available through a paid subscription service that any company or person may purchase. Although the Company pays to subscribe to these services, the Company did not commission the reports nor give any consideration to either Ovum-RHK or

January 10, 2007

LightCounting, Inc. for the preparation of the statistics contained therein. The statistics in the reports were prepared as part of the periodical reports that Ovum-RHK and LightCounting, Inc. regularly publish and were not specifically prepared for the Company’s registration statement. Both Ovum-RHK and LightCounting, Inc. have consented to the use of their statistics and the specific wording used in the Company’s registration statement.
2.	We reissue comment 7 which sought equally prominent disclosure of your advantages and your challenges. Currently you highlight your advantages on page 2 with multiple separately captioned and explained paragraphs while on page 3 you include one paragraph that amounts to an embedded list of captions regarding challenges. In this regard, it is unclear why it is appropriate to include this amount of detail regarding your advantages and strategy in your summary. Please note sample comment 28 from Updated Staff Legal Bulletin No. 7 (June 7, 1999) which refers to a bullet-point list of business strategy, with on sentence per bullet point.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to page 3 of Amendment No. 2.
Risk Factors, page 7
We face increasing competition..., page 9
3.	We note your response to prior comment 9. That comment sought revised disclosure clarifying the extent of your business derived from customers with price protection agreements. We reissue the first sentence of prior comment 9.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to page 9 of Amendment No. 2.
Our financial results may vary..., page 14
4.	We note you response to prior comment 11. Your risk factor disclosure should illustrate how the risk affects you, in particular, rather than present risks that could apply to any company. We reissue comment 11.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to page 15 of Amendment No. 2.
About this Prospectus, page 22
5.	From your disclosure as revised in response to prior comment 14, it is unclear whether you believe the information in your prospectus is reasonable or whether your disclosure is seeking to disclaim responsibility for information in your prospectus. Please revise.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to page 22 of Amendment No. 2.

January 10, 2007

Use of Proceeds, page 24
6.	We note your response to prior comment 15; however, Item 504 of Regulation S-K requires you to disclose the approximate amount intended to be used for each of the disclosed principal purposes of the offering. Therefore, we reissue the comment.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to page 24 of Amendment No. 2.
Management’s Discussion and Analysis, page 31
Result of Operations, page 37
7.	Please balance your discussion of sales increases with the substance of the information you provided in response to prior comment 18.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 37-38 of Amendment No. 2.
8.	We note your response to prior comment 19. That comment sought disclosure in your document. Therefore, we reissue the comment.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to page 32 of Amendment No. 2.
Gross Margin, page 39
9.	Please more fully discuss how you were able to achieve the improved margins. Provide sufficient disclosure for investors to evaluate the sustainability of the changes and known material trends.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 39-40 of Amendment No. 2.
Liquidity and Capital Resources, page 44
10.	Please expand your disclosure to explain why you believe short-term loans may not be available to you after the offering.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to page 45 of Amendment No. 2.
Contractual Obligations, page 45
11.	The table required by Regulation S-K Item 303(a)(5) should be as of your latest fiscal year end balance sheet date. Provide updating disclosure by footnote or otherwise.

January 10, 2007

          The Company has revised the disclosure to address the Staff’s comment. Please refer to page 46 of Amendment No. 2.
Competition, page 56
12.	We reissue comment 25 which sought balanced disclosure. From your current revisions, it remains unclear why competitors would be able to sell any products.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 57-58 of Amendment No. 2.
Stock Appreciation Rights, page 68
13.	We note your disclosure in response to prior comment 31; however, on page 4 you continue to disclose that your SARs have an exercise price. This disclosure implies that your SARs are similar to options and seems to be inconsistent with your revised disclosure on page 68. Please clarify.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to page 4 of Amendment No. 2.
Principal and Selling Stockholders, page 76
14.	We note your reference to “9 persons” in your revisions in response to prior comment 34. Please reconcile this disclosure to the 10 individuals mentioned on page 60.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 77-78 of Amendment No. 2.
Certain Relationships and Related Party Transactions, page 78
15.	We note your revisions in response to comment 38. However, the comment referred to your use of vague disclosure involving the term “certain” and related words throughout this section, not just in the example provided. For example, we note your disclosure on page 80 regarding “certain limited circumstances, subject to certain conditions and Hitachi’s consent or modification of such sublicense, or certain alternative action...” Therefore, we reissue the comment.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 80-82 of Amendment No. 2.
16.	Please ensure that your disclosure includes the entire time period required by instruction 2 to Regulation S-K Item 404. This includes “the two fiscal years preceding [your] last fiscal year.” For example, we note the disclosure on page 86 under “Opto Device Secondment Agreements” appears to be missing a year.

January 10, 2007

          The Company has revised the disclosure to address the Staff’s comment. Please refer to page 87 of Amendment No. 2.
17.	We note your response to comment 40. With a view towards disclosure, please tell us of any past relationships between your CEO and Clarity, and when such relationships ended.
          The Company supplementally advises the Staff that Clarity Partners, L.P. approached Mr. Bosco about becoming the CEO of Opnext if they or any of their affiliated private equity funds were to invest in Opnext. Mr. Bosco agreed on a verbal basis to become Opnext’s CEO if this investment were to occur. There was no formal agreement or monetary arrangement between Clarity and Mr. Bosco. Accordingly, the Company feels this is not material and further disclosure is not required.
Description of Capital Stock, page 88
18.	We note your revised disclosure and response to comment 49. Your revised disclosure does not explain how options and other obligations to issue classified securities will be affected by the conversion of your classified stock into common stock. We reissue the second sentence of comment 49.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to page 68 of Amendment No. 2.
Underwriting, page 97
19.	We note your revisions in response to prior comment 50 that explain “example” relationships. Please provide complete disclosure, not just selected examples.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to page 101 of Amendment No. 2.
Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-8
Stock-Based Incentive Plans, page F-12
20.	We note your response to prior comment 57. Please note that we may have additional comments regarding your stock-based compensation when you update the Form S-1 with pricing information.
          The Company acknowledges the Staff’s comment and confirms that it will respond to any additional comments regarding its stock-based compensation.

January 10, 2007

Signatures, page II-6
21.	Please include the second paragraph of text required on the Signatures page.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to page II-6 of Amendment No. 2.
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January 10, 2007

          Thank you for your assistance in this matter. If you have any questions or comments regarding the foregoing, please do not hesitate to contact J. Scott Hodgkins at (213) 891-8739, or me at (213) 891-8125.
Very truly yours,
Ann Lawrence
of Latham & Watkins LLP
Enclosures

cc:	Eduardo Aleman, Esq., U.S. Securities and Exchange Commission
Eric Atallah, Esq., U.S. Securities and Exchange Commission
Kevin Vaughn, Esq., U.S. Securities and Exchange Commission
Harry L. Bosco, Opnext, Inc.
J. Scott Hodgkins, Latham & Watkins LLP
Keith F. Higgins, Ropes & Gray LLP
Julie H. Jones, Ropes & Gray LLP